1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

JULIEN BOURGEOIS

julien.bourgeois@dechert.com
+1 202 261 3451 Direct
+1 202 261 3151 Fax

July 1, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Office of Disclosure and Review

Attn: Mr. Chad Eskildsen

Re:	PACE® Select Advisors Trust (the “Registrant”)
File Nos. 033-87254, 811-08764

Dear Mr. Eskildsen:

This letter responds to comments that you provided to Julien Bourgeois and J. Matthew Thornton of Dechert LLP and Eric Sanders, Vice President and Assistant Secretary of the Registrant, in a telephonic discussion on June 1, 2011, in connection with your review, pursuant to the Sarbanes-Oxley Act of 2002, of certain recent filings made by the Registrant.  We have summarized your comments below, followed by the Registrant’s responses.

1.               Comment:  In the Registrant’s annual report dated July 31, 2010 (the “Annual Report”), page 47 indicates that PACE® Strategic Fixed Income Investments, a series of the Registrant, held 26.5% of its net assets in collateralized mortgage obligations (“CMOs”) as of July 31, 2010.  According to the Registrant’s prospectuses and Statement of Additional Information (“SAI”) dated November 28, 2010, this series is not permitted to concentrate its investments in a particular industry.  Please consider whether this series’ investments are consistent with its fundamental policy relating to industry concentration.

Response:  Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a fund include in its registration statement:

a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

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US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

(E) concentrating investments in a particular industry or group of industries.

The statute gives a fund some flexibility to define its own policy on concentration of investments.  However, under Section 13(a)(3) of the 1940 Act, a fund’s policy on industry concentration, once recited in its registration statement, cannot be changed without a vote of the shareholders of the fund.  As recognized by the court in the Schwab YieldPlus Fund case:

“[a] promoter is free to define an industry in any reasonable way when it establishes a fund . . . But once the promoter has drawn a clear line and thereafter gathers in the savings of investors, the promoter must adhere to the stated limitation unless and until it is changed by a stockholder vote.”(1)

In 1983, the Securities and Exchange Commission (“SEC”) staff published guidelines in connection with the SEC’s initial adoption of Form N-1A.  Guide 19 in particular provided guidance from the staff regarding concentration of investments in particular industries.  Guide 19 stated:

“In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the ‘Directory’) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”

Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A, the SEC staff and registrants continue to rely on them.

While it is the policy of PACE Strategic Fixed Income Investments (the “Fund”) not to concentrate its investments in a particular industry, the Registrant’s SAI includes the following:

“Mortgage-backed securities that are issued or guaranteed by the US government, its agencies or instrumentalities are not subject to the funds’ industry concentration restrictions, by virtue of the exclusion from that

(1)   See In re Charles Schwab Corp. Secs. Litig., 2010 WL 1261705 (N.D. Cal. March 30, 2010).

test available to all US government securities.  In the case of privately issued mortgage-related securities, the funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries.”

Guide 19 further notes that registrants selecting their own industry classifications should disclose them.  The Fund’s interpretation has been fully disclosed to investors for a number of years (we also respectfully note that this interpretation has previously been reviewed by the SEC staff), and it has not changed throughout the years.

The Registrant believes that its treatment of mortgage-related securities, including CMOs, is entirely consistent with the requirements of Sections 8 and 13 of the 1940 Act, as well as Guide 19.

The Registrant also notes that as of July 31, 2010, the Fund held 26.5% of its net assets in CMOs, but as categorized in the Annual Report, this included securities issued or guaranteed by Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and Government National Mortgage Association.  Section 2(a)(16) of the 1940 Act defines “Government security” as follows:

“any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress of the United States; or any certificate of deposit for any of the foregoing.”

The Registrant’s SAI defines “US government securities” as follows:

“US government securities include direct obligations of the US Treasury … and obligations issued or guaranteed as to principal and interest …by the US government, its agencies or instrumentalities.  US government securities include mortgage-backed securities issued or guaranteed by government agencies or government-sponsored enterprises.”

Notably, as of July 31, 2010, only 10.5% of the Fund’s net assets constituted privately issued CMOs, and the remaining 16% constituted US government securities.

Accordingly, investments by the Fund in mortgage-related securities in excess of 25% as set forth in the Annual Report do not violate its concentration policy.

2.               Comment:  The Annual Report indicates that as of July 31, 2010 (a) PACE® Large Co Growth Equity Investments held 35.1% of its net assets in the information technology sector (page 118); (b) PACE® Small/Medium Co Value Equity Investments held 25.3% of its net assets in the financials sector (page 129); (c) PACE® Small/Medium Co Growth Equity Investments held 27.7% of its net assets in the information technology sector (page 140); and (d) PACE® International Emerging Markets Equity Investments held 26.2% of its net assets in the financials sector (page 164).  Please explain why the Registrant’s prospectuses contain no disclosure identifying the funds’ investments in these sectors as principal investment strategies or principal risks of the respective fund.

Response:  The Registrant employs a “manager of managers” structure, whereby UBS Global Asset Management (Americas) Inc. (“UBS Global AM”), the funds’ investment manager, selects separate investment sub-advisors to manage the assets of each fund.  Of the four funds mentioned above, each currently has at least three sub-advisors.  While each fund has distinct investment policies and guidelines, the sub-advisors employ unique investment strategies in managing their respective portions of the funds.  The Annual Report notes on each page cited above that each fund is actively managed, and its composition will vary over time.  Consequently, the Registrant does not believe that it is necessary to include specific sector disclosure in the prospectuses’ “Principal strategies” and “Principal risks” sections for these funds, because these funds may not always maintain overweight exposures to these sectors, and may in the future maintain temporary overweight exposures in other sectors.

The “Principal strategies” sections for PACE Large Co Growth Equity Investments and PACE Small/Medium Co Growth Equity Investments each contain the following: “The fund may from time to time invest a significant portion of its assets in the stocks of companies in various economic sectors, such as healthcare or technology.” In addition, both identify “Sector risk” (“Because the fund may invest a significant portion of its assets in the stocks of companies in particular economic sectors, economic changes adversely affecting such a sector may have more of an impact on the fund’s performance than another fund having a broader range of investments.”) as a principal risk of the fund.  The Registrant believes that this disclosure adequately addresses the concern raised by this comment.  While the Registrant believes that this disclosure is more appropriate for PACE Large Co Growth Equity Investments and PACE Small/Medium Co Growth Equity Investments, it will include similar disclosure for PACE Small/Medium Co Value Equity Investments and PACE International Emerging Markets Equity Investments as part of its next annual update filing   pursuant to Rule 485 under the Securities Act of 1933 (the “1933 Act”) in response to your comment.

3.               Comment:  In the Registrant’s summary prospectus filing made on February 28, 2011 pursuant to Rule 497(k) of the 1933 Act, the fee table includes a footnote related to recoupments from PACE® Alternative Strategies Investments of expenses previously reimbursed by UBS Global Asset Management (Americas) Inc. under a written fee waiver/expense reimbursement agreement.  Please delete this footnote, as this disclosure is neither permitted nor required under Rule 498 of the 1933 Act.

Response:  Rule 498(b)(2) under the 1933 Act provides generally that a summary prospectus should provide only the information required or permitted by Items 2 through 8 of Form N-1A.  Instruction 3(e) to Item 3 of Form N-1A states that if there is an expense reimbursement or fee waiver arrangement that will reduce any fund operating expenses for no less than one year from the effective date of the fund’s registration statement, the fund may show the effects of the arrangement, and provide certain disclosure about the arrangement.

PACE Alternative Strategies Investments and UBS Global AM have entered into a written fee waiver/expense reimbursement agreement, which is described in footnote 2 to the fee table.  This agreement includes a recoupment provision, pursuant to which the fund must repay fee waivers and expense reimbursements under certain conditions.  The Registrant believes that the disclosure found in footnote 1 is permissible because it relates to the fee waiver/expense reimbursement arrangement, and serves a useful purpose in alerting investors to the possibility that fund expenses could be subject to future increases due to this recoupment provision.  However, based on the SEC staff’s interpretation of this provision of the Form and its request, the Registrant will no longer include this footnote in future updates of the fund’s disclosures.

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Should you have any questions or comments, please contact the undersigned at 202.261.3451.

Sincerely,

/s/ Julien Bourgeois

Julien Bourgeois

cc:                                 Joseph Allessie — Vice President and Assistant Secretary of PACE Select Advisors Trust

Eric Sanders — Vice President and Assistant Secretary of PACE Select Advisors Trust

Jack W. Murphy — Dechert LLP